Exhibit 6.11

RETENTION PAYMENT AGREEMENT

THIS RETENTION PAYMENT AGREEMENT (the “Agreement”) is made on the 19th day of November, 2015, to become effective as of the Effective Date (as hereinafter defined and subject to the contingencies provided for herein), by and between CBC National Bank, a national banking association (the “Employer”), and Jason S. Welborn (the “Employee”).

INTRODUCTION

Pursuant to the terms of that certain Agreement and Plan of Merger, dated November 20, 2015 (the “Merger Agreement”), between Coastal Banking Company, Inc. and First Avenue National Bank (“Target Bank”) pursuant to which, subject to the conditions and contingencies set forth therein, Target Bank will be merged with and into the Employer, with the Employer as the surviving entity (the “Merger Transaction”).

The Employer and the Employee now desire to enter into this Agreement, which is to become effective as of the Effective Date (as defined in the Merger Agreement), subject to the consummation of the Merger Transaction on or before April 15, 2016 and the Executive’s continued employment with Target Bank through and until the Effective Date.

The Employer and the Employee intend that this Agreement embodies an opportunity for the Employee to earn a retention payment opportunity on the terms and conditions set forth herein.

WHEREAS, the Employer believes that the Employee’s opportunity to earn the retention payment provided herein will protect the value of the Employer’s business as it seeks to assimilate the business of the Target Bank into the operations of the Employer.

NOW, THEREFORE, in consideration of the opportunity of the Employee to earn the retention payment on the terms and conditions set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree, effective as of the Effective Date, as follows:

1.           Term of Agreement. This Agreement shall continue in effect until the earlier of the effective date of a Change in Control or, if earlier, the effective date of the Executive’s Termination of Employment (the “Term”).  Notwithstanding the foregoing, in the event the Agreement does not become effective by April 15, 2016, the Agreement shall become null and void upon the close of business on April 16, 2016.

2.           Retention Payment Opportunity.

(a)           In the event (a) the Employee remains in the continuous employment of the Employer through the effective date of a Change in Control or, (b) prior thereto, the Employee experiences a Termination of Employment effected by the Employer without Cause or, (c) the Employee dies or suffers a Disability (in  any case, the “Payment Event”), then the Employer shall pay the Employee an amount equal to sixty-one percent (61%) of the sum of:  (i) the Employee’s annual base salary in effect immediately prior to the Payment Event; and (ii) the amount of the annual bonus paid (or payable) to the Employee for the most recent calendar year ending immediately prior to the Payment Event (the “Retention Payment”), which amount shall be paid to the Employee in a single lump sum payment in cash or cash equivalents; provided however, in the event the amount becomes payable by reason of an event described in Section 2(b), the Employee executes within such period of time following the Termination of Employment as is permitted by the Employer (and not timely revoke during any revocation period provided pursuant to such release) a release in the form provided by the Employer, which form shall be reasonable and consistent with customary practices in the banking industry.  The Employer shall provide the release to the Employee in sufficient time so that if the Employee timely executes and returns the release, the revocation period will expire no later than sixty (60) days following the effective date of the Termination of Employment.

(b)          In the event (i) the Employee terminates employment for any reason, provided that the Employee give the Employer at least thirty (30) days’ prior written notice of his intent to terminate or, (ii) the Employee experiences a Termination of Employment effected by the Employer with Cause (in either case, the “Payment Event”), then the Employer shall pay the Employee a lump sum in the amount of Sixty-Nine Thousand Five Hundred Dollars ($69,500) no later than sixty (60) days following the effective date of the Termination of Employment.

If the Retention Payment becomes payable by reason of an event described in Section 2(a), the Retention Payment shall be made on the first regular pay date of the Employer, or its successor, following the effective date of the Change in Control.  If the Retention Payment becomes payable by reason of an event described in Section 2(b), the Retention Payment shall be made on the sixtieth (60th) day following the effective date of the Termination of Employment.  If the Retention Payment becomes payable by reason of an event described in Section 2(c), or 2(d), or 2(e), the Retention Payment shall be made on the first regular pay date of the Employer, or its successor, following the effective date of the Termination of Employment.

(c)            In no event shall the Employee be entitled to payment pursuant to both Subsections 2(a) or 2(b).

3.           Agreements Not to Disclose.

(a)           The Employer considers the existence of this Agreement and its terms and conditions to be confidential information.  If the Employer determines that the Employee has shared this information with others, other than the members of the Employee’s immediate family and legal and financial advisors without prior notification to the President of the Employer, the Employee will forfeit the opportunity to receive the Retention Payment.

(b)           Employee recognizes and acknowledges that the Trade Secrets and Confidential Information of the Employer and any Affiliates (collectively, the “Employer Information”), as they may exist from time to time, are valuable, special and unique assets of the Employer’s business.  All Employer Information received or developed by the Employee while employed by the Employer will remain the sole and exclusive property of the Employer.  Employee further acknowledges that access to such Employer Information is essential to the performance of Employee’s duties as an employee of the Employer and any Affiliates.  Therefore, in order to maintain access to such Employer Information, Employee agrees:  (i) to hold Employer Information in strictest confidence; (ii) not to use, duplicate, reproduce, distribute, disclose or otherwise disseminate Employer Information or any physical embodiments of Employer Information except in furtherance of the Employer’s business; and (iii) not to take any action causing or fail to take any action necessary in order to prevent any Employer Information from losing its character or ceasing to qualify as Confidential Information or a Trade Secret.  In the event that the Employee is required by law to disclose any Employer Information, the Employee will not make such disclosure unless (and then only to the extent that) the Employee has been advised by independent legal counsel that such disclosure is required by law and then only after prior written notice is given to the Employer when the Employee becomes aware that such disclosure has been requested and is required by law.

The provisions of this Section 3(b) will apply to Employer Information disclosed by the Employer or any Affiliates or developed by the Employee while employed or engaged by the Employer prior to or after the date hereof during Employee’s employment by the Employer or any Affiliates.

The provisions of this Section 3 continue to apply following termination of this Agreement for so long as permitted by the governing law.

4.           Return of Property.  Employee acknowledges, warrants and agrees that Employee will return to the Employer all Employer Information, including, without limitation, documents, drawings, manuals, specifications, notes, computer programs, and other proprietary materials, and any copies or excerpts thereof, and any other property, client lists, client contracts, files or documents obtained as a result of Employee’s employment with the Employer and any Affiliates immediately upon the Employee’s Termination of Employment.

5.           Employment.  Nothing in this Agreement shall be construed as a contract of employment, either express or implied, between the Employee and the Employer and either or both of the parties shall have the right to terminate the employment relationship at any time for any reason.

6.           Severability.  The parties agree that each of the provisions included in this Agreement is separate, distinct, and severable from the other and remaining provisions of this Agreement, and that the invalidity or unenforceability of any Agreement provision shall not affect the validity or enforceability of any other provision or provisions of this Agreement.  Further, if any provision of this Agreement is ruled invalid or unenforceable by a court of competent jurisdiction because of a conflict between such provision and any applicable law or public policy, such provision shall be valid and enforceable to the extent such provision is consistent with such law or public policy.

7.           Waiver.  The waiver by the Employer of any breach of this Agreement by the Employee shall not be effective unless in writing, and no such waiver shall operate or be construed as a waiver of the same or another breach on a subsequent occasion.

8.           Notice.  All notices, requests, waivers and other communications required or permitted hereunder shall be in writing and shall be either personally delivered, sent by reputable overnight courier service or mailed by first class mail, return receipt requested, to the recipient at the address below indicated:

If to the Employer:	CBC National Bank
Attn: Chief Executive Officer
1891 South 14th Street
Fernandina Beach, FL 32034

If to the Employee:	The address most recently on file with the Employer.

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party.  All such notices, requests, waivers and other communications shall be deemed to have been effectively given:  (a) when personally delivered to the party to be notified; (b) when sent by confirmed facsimile to the party to be notified; (c) five (5) business days after deposit in the United States Mail postage prepaid by certified or registered mail with return receipt requested at any time other than during a general discontinuance of postal service due to strike, lockout, or otherwise (in which case such notice, request, waiver or other communication shall be effectively given upon receipt) and addressed to the party to be notified as set forth above; or (d) two (2) business days after deposit with a national overnight delivery service, postage prepaid, addressed to the party to be notified as set forth above with next-business-day delivery guaranteed. A party may change its or his notice address given above by giving the other party ten (10) days’ written notice of the new address in the manner set forth above.

9           Survival. The obligations of the parties pursuant to Sections 2 (if applicable), 3(b),  and 4 shall survive the Employee’s Termination of Employment and the termination of this Agreement for the period contemplated under each of those respective sections.

10.           Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.  The parties agree that any state court located in Nassau County, Florida or federal court located in the Middle District of Florida shall have jurisdiction of any case or controversy arising under or in connection with this Agreement and shall be a proper forum in which to adjudicate such case or controversy.  The parties consent to the jurisdiction of such courts.

11.           Entire Agreement. This Agreement, together with that certain Employment Agreement between the parties of even date herewith, embodies the entire agreement of the parties hereto relating to the subject matter hereof and supersedes all prior oral or written agreements relating to the subject matter hereof.

12.           Amendment.  This Agreement may not be modified, amended, supplemented or terminated except by a written instrument executed by the parties hereto.

13.           Assignment.  This Agreement and the rights and obligations of the Employer hereunder may be assigned by the Employer and shall inure to the benefit of, shall be binding upon, and shall be enforceable by any such assignee. If the Agreement is assigned pursuant to the foregoing sentence, the assignment shall be by novation and the Employer shall have no further liability hereunder, and the successor or assign, as applicable, shall become the “Employer” hereunder, but the Employee will not be deemed to have experienced a Termination of Employment by virtue of such assignment.  This Agreement and the rights and obligations of the Employee hereunder may not be assigned by the Employee.

14.           Rights of Third Parties.  Nothing herein expressed is intended to or shall be construed to confer upon or give to any person, firm or other entity, other than the parties hereto and their permitted assigns, any rights or remedies under or by reason of this Agreement.

15.           No Set-Off by the Employee.  The existence of any claim, demand, action or cause of action by the Employee against the Employer whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement by the Employer of any of its rights hereunder.

16.           Captions and Section Headings.  Except as set forth in Section 19 hereof, captions and Section headings used herein are for convenience only and are not a part of this Agreement and shall not be used in construing it.

17.           Definitions.  Capitalized terms that are not otherwise defined in this Agreement shall have the meanings ascribed to them below.

(a)           “Affiliate” means any person, firm, corporation, partnership, association or entity that, directly or indirectly, controls, is controlled by, or is under common control with the Employer.

(b)           “Business of the Employer” means, during the Employee’s employment, any line of trade or business conducted by the Employer and/or any Affiliates as of the applicable date for which the Business of the Employer is being determined and, for any period following the Employee’s Termination of Employment, any line of trade or business conducted by the Employer and/or any Affiliates at the time of Employee’s Termination of Employment.

(c)           “Cause” shall mean:

(i)           a material breach of the terms of any employment agreement by the Employee, including, without limitation, failure by the Employee to perform his duties and responsibilities in the manner and to the extent required under such an agreement, which remains uncured after the expiration of fifteen (15) days following the delivery of written notice of such breach to the Employee by the Employer.  Such notice shall (1) specifically identify the duties that the Chief Executive Officer of the Employer believes the Employee has failed to perform, and (2) state the facts upon which the Chief Executive Officer made such determination;

(ii)            any act by the Employee of fraud, dishonesty, disloyalty, misappropriation, embezzlement, or similar conduct against the Employer;

(iii)           arrest for, charged in relation to (by criminal information, indictment or otherwise), or conviction of the Employee during the Term of a crime involving breach of trust or moral turpitude or any felony;

(iv)           willful insubordination or misconduct in the performance of, or gross inattention by the Employee to, the duties and responsibilities of the Employee’s position with the Employer;

(v)            the habitual and disabling use by the Employee of alcohol or drugs;

(vi)           conduct by the Employee that amounts to gross and willful insubordination or inattention to his duties and responsibilities hereunder;

(vii)          receipt of any form of notice, written or otherwise, that any regulatory agency having jurisdiction over the Employer intends to institute any form of formal or informal regulatory action against (1) the Employee or (2) the Employer, provided that the Chief Executive Officer of the Employer determines in good faith that such action involves acts or omissions by or under the supervision of the Employee or that termination of the Employee could materially advance the Employer’s compliance with the purpose of the action or would materially assist the Employer in avoiding or reducing the restrictions or adverse effect to the Employer related to the regulatory action;

(viii)         the Employee being engaged (whether or not during normal business hours) in any significant business or professional activity, whether or not such activity is pursued for gain, profit or other pecuniary advantage, except as otherwise approved by the Employer in writing;

(ix)            the Employee purchasing securities in any corporation that results in the Employee collectively owning beneficially at any time five percent (5%) or more of the equity securities of any Competing Business; or

(x)            Employee’s removal and/or permanent prohibition from participating in the conduct of the Employer’s affairs by an order issued under Section 8(e)(4) or 8(g)(1) of the Federal Deposit Insurance Act (12 U.S.C. 1818(e)(4) and (g)(1)).

(d)           “Change in Control” means a “change in the ownership of a corporation” or “a change in the ownership of a substantial portion of a corporation’s assets” within the meaning of Section 409A of the Internal Revenue Code in each case to the extent occurring after the Effective Date, provided, however, that for purposes of determining a “substantial portion of the assets of a corporation,” “eighty-five percent (85%)” shall be used instead of “forty percent (40%).”  For purposes of the preceding sentence, “a corporation” refers to Coastal Banking Company, Inc.  Notwithstanding the foregoing, in the event of a merger, consolidation, reorganization, share exchange or other transaction as to which the holders of the capital stock of Coastal Banking Company, Inc. before the transaction continue after the transaction to hold, directly or indirectly through a holding company or otherwise, shares of capital stock of Coastal Banking Company, Inc. (or other surviving company) representing more than fifty percent (50%) of the value or ordinary voting power to elect directors of the capital stock of Coastal Banking Company, Inc. (or other surviving company), such transaction shall not constitute a Change in Control, to the extent consistent with Section 409A of the Internal Revenue Code.

(e)           “Disability” shall mean that the Executive suffers from a physical or mental disability or infirmity which would constitute a disability under an accident and health plan maintained by the Employer that provides income replacement benefits or, if the Employer does not maintain such a plan, the Executive’s inability to perform the essential functions of the Executive’s job with or without reasonable accommodation as a result of a physical or mental disability or infirmity which can be expected to last for a continuous period of not less than twelve (12) months.

(f)           “Confidential Information” means data and information: (i) relating to the Business of the Employer, regardless of whether the data or information constitutes a Trade Secret; (ii) disclosed to the Employee or of which the Employee became aware of as a consequence of the Employee’s relationship with the Employer and/or any Affiliates; (iii) having value to the Employer and/or any Affiliates; (iv) not generally known to competitors of the Employer and/or any Affiliates; and (v) which includes trade secrets, methods of operation, names of customers, price lists, financial information and projections, route books, personnel data, and similar information; provided, however, that such term shall not mean data or information (1) which has been voluntarily disclosed to the public by the Employer and/or any Affiliates, except where such public disclosure has been made by the Employee without authorization from the Employer and/or any Affiliates; (2) which has been independently developed and disclosed by others; or (3) which has otherwise entered the public domain through lawful means.

(g)           “Termination of Employment” shall mean a termination of the Employee’s employment where either (i) the Employee has ceased to perform any services for the Employer and all affiliated companies that, together with the Employer, constitute the “service recipient” within the meaning of Section 409A of the Internal Revenue Code and the regulations thereunder (collectively, the “Service Recipient”) or (ii) the level of bona fide services the Employee performs for the Service Recipient after a given date (whether as an employee or as an independent contractor) is reasonably expected to permanently decrease (excluding a decrease as a result of military leave, sick leave, or other bona fide leave of absence if the period of such leave does not exceed six months, or if longer, so long as the Employee retains a right to reemployment with the Service Recipient under an applicable statute or by contract) to no more than twenty percent (20%) of the average level of bona fide services performed for the Service Recipient (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of service if the Employee has been providing services to the Service Recipient for less than 36 months).  For the avoidance of doubt, whether a Termination of Employment occurs will be made in accordance with Treasury Regulation 1.409A-1(b).

(h)           “Trade Secrets” means Employer information including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans or lists of actual or potential customers or suppliers which (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first shown above.

EMPLOYER:

CBC NATIONAL BANK

By:	/s/ Charles K. Wagner

Title:	President

EMPLOYEE:

/s/ Jason S. Welborn
Jason S. Welborn